Henry Birks & Sons Inc.
1240 Phillips Square
Montreal, Quebec
H3B 3H4
October 6, 2005
BY EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  H. Christopher Owings
                  Assistant Director
Henry Birks & Sons Inc.
Registration Statement on Form F-4
Dear Mr. Owings:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, Henry Birks & Sons Inc. (the “Company”) respectfully requests that the Securities and Exchange Commission (the “Commission”) take such action as is necessary to accelerate the effective date of the Company’s Registration Statement on Form F-4 (File No. 333-126936) (the “Registration Statement”) to 10:00 a.m. on October 11, 2005, or as soon as practicable thereafter.
     In making such request, the Company hereby acknowledges the following:
1.	Should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement.

2.	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.

3.	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.
     Please notify Adam M. Givertz of Shearman & Sterling LLP, the Company’s counsel, at 416-360-5134 of the effectiveness of the Registration Statement.

Very truly yours, HENRY BIRKS & SONS INC.
By:	/s/ Thomas A. Andruskevich
	Name:	Thomas A. Andruskevich
	Title:	President and Chief Executive Officer

cc:	Pradip Bhaumik
Securities and Exchange Commission
Adam M. Givertz
Shearman & Sterling LLP